                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


For the fiscal year ended December 31, 2000

                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________________ to _____________________

Commission file number 0-9787
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      AUTONATION 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         AUTONATION, INC.
                         110 S.E. 6th St.
                         Fort Lauderdale, Florida 33301

                                   AUTONATION
                                  401(K) PLAN



                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                     TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS


                        AS OF DECEMBER 31, 2000 AND 1999

                                   AUTONATION

                                  401(K) PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Pages
                                                                        -----
Report of Independent Certified Public Accountants.................       1

Statements of Net Assets Available for Benefits as of
  December 31, 2000 and 1999.......................................       2

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 2000.................................       3

Notes to Financial Statements......................................      4-7

Schedule H, line 4i - Schedule of Assets Held for Investment
  Purposes as of December 31, 2000.................................       8

Schedule H, line 4j - Schedule of Reportable Transactions for the
  Year Ended December 31, 2000.....................................       9


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of
  AutoNation 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP


Fort Lauderdale, Florida,
  June 29, 2001.

                                   AUTONATION
                                  401(K) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999

                                                 December 31,
                                      ---------------------------------
                                           2000                1999
                                      ------------         ------------

ASSETS:
Investments (See Notes 3 and 4)       $100,763,683         $145,523,720

Receivables:
  Employer contributions                   729,317            3,451,688
  Participant contributions              1,719,221            5,715,986
                                      ------------         ------------

     Total receivables                   2,448,538            9,167,674
                                      ------------         ------------

     Total assets                      103,212,221          154,691,394
                                      ------------         ------------

LIABILITIES:                                    --                   --
                                      ------------         ------------

Net assets available for benefits     $103,212,221         $154,691,394
                                      ============         ============

           The accompanying notes to financial statements are an integral part of these statements.

                                   AUTONATION
                                  401(K) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                      Year Ended
                                                                   December 31, 2000
                                                                   -----------------

Additions:
  Additions to net assets attributed to:
    Investment income:
      Dividends                                                       $  6,498,450
      Interest                                                              49,929
                                                                       -----------
                                                                         6,548,379
                                                                       -----------

    Contributions:
      Participant                                                       35,095,327
      Employer                                                          11,280,873
      Participant Rollovers                                              3,889,493
                                                                       -----------
                                                                        50,265,693
                                                                       -----------
      Total additions                                                 $ 56,814,072
                                                                       -----------

Deductions:
  Deductions from net assets attributed to:
    Net depreciation in fair value of
        investments (see Note 3)                                      $ 12,493,798
    Benefits paid to participants                                       28,554,175
    Transfers from Plan, net                                            67,157,839
    Loan repayment from distributions                                       87,433
                                                                       -----------
      Total deductions                                                 108,293,245
                                                                       -----------
      Net decrease                                                     (51,479,173)

Net assets available for benefits:
  Beginning of year                                                    154,691,394
                                                                       -----------
  End of year                                                         $103,212,221
                                                                       ===========



            The accompanying notes to financial statements are an
                     integral part of this statement.

                                   AUTONATION
                                  401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


(1)  DESCRIPTION OF PLAN:

(a)  General

The following description of the AutoNation 401(k) Plan, as amended through December 31, 2000 (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan. Effective November 1, 1999, the Company changed the name of the Plan from Republic Rewards 401(k) Plan to AutoNation 401(k) Plan.


The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (the "Company", formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee is the designated administrator of the Plan.


Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

(b)  Eligibility

Effective January 1, 2000, the Plan was amended and restated. Under the amended and restated Plan, employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. During 1999, a new employee had to have 90 days of employment before being eligible to participate in the Plan.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

(c)  Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income.

(d)  Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 15% of eligible compensation, as defined by the Plan. Amounts contributed by participants are fully vested when made. In 2000 and 1999 each eligible participant could contribute up to $10,500 and $10,000, respectively, subject to other applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employers' qualified plans.

During 2000, an employer matching contribution of $.50 for each $1.00 of contribution up to 4% of the employee's eligible compensation to be made to the Plan by the Company was approved by the Board of Directors for the 2000 Plan year. This contribution was made monthly by the Company to all participants who were credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon participation. The employer match is made in shares of the Company's common stock. Participants are not able to re-direct these contributions and, as such, these investments are non-participant directed. The employer matching contribution for 2000 is approximately $11,281,000 and is included in the accompanying financial statements.

The Company may also make a discretionary contribution to the Plan. However, the Company did not make a discretionary contribution to the Plan for the 2000 and 1999 Plan years.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

(e)  Loans to Participants

The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 6).

(f)  Investments

The Company entered into an agreement whereby Merrill Lynch Trust Company
(the "Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee with the approval of the Employee Benefits Committee.

The Plan provided the following distinct investment alternatives for participants in 2000.

        Merrill Lynch Equity Index Trust Fund -- A collective trust that invests in a portfolio of equity securities designed to substantially equal or match the performance of the Standard & Poor's 500 Composite Stock Price Index.

        Merrill Lynch Retirement Preservation Trust Fund -- A collective trust in which amounts are invested in U.S. Government agency securities and guaranteed investment contracts.

        Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

        Franklin Small Cap Growth Fund -- A mutual fund that invests in a portfolio of equity securities of small-capitalization companies, equity securities of large-capitalization companies, and fixed income securities.

        AutoNation, Inc. Common Stock -- In 2000 and 1999, the Plan allowed up to 10% of a participant's total contribution to be invested in the Company's Common Stock.

        PIMCO Total Return Fund -- A mutual fund that invests in a portfolio of fixed income securities of varying maturities, securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

        Ivy International Fund -- A mutual fund that invests in a portfolio of common stocks and convertible securities which principally trade in European, Pacific Basin, and Latin American markets.

        Alger Mid Cap Growth Retirement Portfolio Fund -- A mutual fund that invests in a portfolio of small-capitalization companies and large-capitalization companies keeping the overall market cap weighing within the range of companies included in the S&P Mid Cap 400 Index.

        Fidelity Magellan Fund -- A mutual fund that invests in a portfolio of domestic and foreign equity securities.

        Fidelity Equity Income Fund -- A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.

(g)  Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly or annual installments over a period not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's surviving spouse or other designated beneficiary. Participants with balances from acquired plans will retain the distribution options of those plans.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Company records dividends on the ex-dividend date.

(3)  INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                                      December 31,
                                                                                                   -------------------
                                                                                                    2000           1999
                                                                                                    ----           ----
Merrill Lynch Equity Index Trust Fund, 253,325 and 389,039 shares,
  respectively                                                                                 $ 23,247,667   $ 39,370,807

Merrill Lynch Retirement Preservation Trust Fund, 15,086,193 and 33,026,632
  shares, respectively                                                                           15,086,193     33,026,632

Merrill Lynch Growth Fund, 329,377 and 388,756 shares, respectively                               6,847,758     10,659,696

Franklin Small Cap Growth Fund, 392,242 and 403,278 shares,
  respectively                                                                                   15,426,880     17,796,637

AutoNation, Inc. Common Stock, 1,958,057 and 845,214 shares, respectively                        11,748,343*     7,818,229*

PIMCO Total Return Fund, 1,055,062 and 1,937,811 shares, respectively                            10,962,093     19,184,324

Ivy International Fund, 250,530 and 212,241 shares, respectively                                  6,563,877      9,994,434

Alger Mid Cap Growth Retirement Portfolio Fund, 385,777 shares                                    6,114,558             --

-------------
* Nonparticipant - directed

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

            Mutual funds                          $ (7,710,119)
            AutoNation, Inc. and
              ANC Rental Corp. Common Stock         (4,783,679)
                                                  ------------
                                                  $(12,493,798)
                                                  ============

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                            December 31,
                                                                                         -------------------
                                                                                         2000            1999
                                                                                         ----            ----
Net Assets:
  AutoNation, Inc. and ANC Rental Corp. Common Stock                                 $12,272,494    $ 7,818,229
  Employer Contribution Receivable                                                       729,317      3,451,688
                                                                                     -----------     ----------
                                                                                     $13,001,811    $11,269,917
                                                                                     ===========     ==========

                                                                                              Year Ended
                                                                                           December 31, 2000
                                                                                          -------------------
Changes in Net Assets:
  Contributions                                                                               $14,800,485
  Net depreciation                                                                             (4,783,679)
  Change in employer contribution receivable                                                   (2,722,371)
  Dividends                                                                                         2,778
Conversions out                                                                                (3,609,153)
Benefits paid to participants                                                                  (1,864,285)
Transfers to participant-directed investments                                                     (97,448)
Other                                                                                               5,567
                                                                                              -----------
                                                                                              $ 1,731,894
                                                                                              ===========

(5)  BENEFIT DISTRIBUTIONS

Upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) will receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings.

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $187,000 and $273,000 at December 31, 2000 and 1999, respectively. Such amounts are included in net assets available for benefits at December 31, 2000 and 1999, respectively, in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan's Form 5500 will reflect such amount as a liability of the Plan in accordance with IRC guidelines.

(6)  TRANSFERS FROM PLAN, NET

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees' elections. For the Plan year ended December 31, 2000, approximately $7,000 of Plan assets are reflected as mergers of acquired company plans. In June 2000, the Company spun-off its vehicle rental division, which resulted in a conversion out of approximately $65,615,000 of Plan assets. The total conversion out of the Plan assets was approximately $67,158,000 which is reflected in the accompanying statement of changes in net assets available for benefits. There are no remaining active ANC Rental Corp. participants in the Plan.

(7)  PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees. Such fees and expenses amounted to approximately $919,000 in 2000.

(8)  INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated January 21, 2000, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.

(9)  FORMER PARTICIPANT BALANCES

In October 1997, the Company sold its electronic security services division. The employees of this division are no longer eligible to participate in the Plan. However, as of December 31, 2000 and 1999, approximately $187,000 and $214,000, respectively, of total plan assets relate to such former participant balances. Former participants of the electronic security services division have the option to withdraw their individual accounts from the plan at any time.

(10) ANC RENTAL CORP. COMMON STOCK

On May 31, 2000, the Board of Directors of the Company granted final approval of the tax-free spin-off of ANC Rental Corporation to AutoNation shareholders. In the spin-off, each AutoNation shareholder of record as of June 16, 2000 received one share of ANC Rental Corporation common stock for every eight shares of AutoNation common stock owned. The Board established a distribution date of June 30, 2000. On June 1, 2000, the Plan was amended to create a separate ANC Stock Fund to hold shares of ANC Rental Corporation received by the Plan as a result of the spin-off. The ANC Rental Fund is established to retain the ANC shares and reinvest all dividends and other distributions in additional shares of ANC stock. This fund does not permit the purchase of ANC stock, unless the stock is purchased with dividends or other distributions of ANC Stock.

                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                   AUTONATION
                                  401(K) PLAN
      SCHEDULE H, line 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 2000



   DESCRIPTION OF INVESTMENT           SHARES             COST          MARKET VALUE
   -------------------------           ------           --------        ------------
*Merrill Lynch Equity Index
  Trust Fund                            253,325      $  22,669,285    $  23,247,667
*Merrill Lynch Retirement
  Preservation Trust Fund            15,086,193         15,086,178       15,086,193
*Merrill Lynch Growth Fund              329,377          7,824,900        6,847,758
 Franklin Small Cap Growth Fund         392,242         14,740,655       15,426,880
*AutoNation, Inc. Common Stock        1,958,057         17,129,631       11,748,343
 PIMCO Total Return Fund              1,055,062         10,671,047       10,962,093
 Ivy International Fund                 250,530          9,407,983        6,563,877
 Alger Mid Cap Growth Retirement
  Portfolio Fund                        385,777          6,239,461        6,114,558
 Fidelity Magellan Fund                  22,681          3,006,699        2,705,804
 Cash                                       N/A            879,403          879,403
*ANC Rental Corp. Common Stock          149,757          1,050,756          524,151
 Fidelity Equity Income Fund              7,829            406,521          418,304
*Loans to Participants (Interest
  rates from 7.0% to 10.5%)             238,283            238,283          238,283
 Pending Settlement Fund                    369                369              369
                                                      ------------     ------------
        Total                                         $109,351,171     $100,763,683
                                                      ============     ============


*  Represents a party-in-interest to the Plan.

                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                   AUTONATION
                                  401(K) PLAN
            SCHEDULE H, line 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 2000



     INVESTMENT DESCRIPTION                                              Purchase         Selling           Asset            Net
     Purchases                                          Shares             Price           Price            Cost         Gain/(Loss)
                                                      ------------------------------------------------------------------------------
    *AutoNation, Inc. Common Stock                        1,778,378        13,995,575       N/A         13,995,575       N/A
    *ANC Rental Corp. Common Stock                               66               355       N/A                355       N/A


     INVESTMENT DESCRIPTION                                              Purchase         Selling           Asset            Net
     Sales                                              Shares             Price           Price            Cost         Gain/(Loss)
                                                      ------------------------------------------------------------------------------
    *AutoNation, Inc. Common Stock                          643,518         6,679,989     4,130,901      6,679,989      (2,549,088)
    *ANC Rental Corp. Common Stock                           64,281           461,497       397,509        461,497         (63,988)

Notes:

 *  Represents a party-in-interest to the Plan.

(1) Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% of the quoted market value of Plan assets at the beginning of the Plan year for non-participant directed investments.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          AutoNation
                                          401(k) Plan
                                          -----------------------------------
                                                  (Name of Plan)


Date: June 29, 2001                       By:    /s/ Patricia A. McKay
      -------------------                        -------------------------------

                                          Title: Senior Vice President, Finance